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                                                                   EXHIBIT 99.4


                                GIFT INSTRUMENT
         CHARITABLE GIFT TO THE INDEPENDENCE COMMUNITY BANK FOUNDATION

        Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York (the "Company"), desires to make a gift of its common stock, par value $.01 per share (the "Common Stock"), to the Independence Community Foundation (the "Foundation"), a non-stock corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between Independence Community Bank Corp. and the community in which it and its affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, the Company now gives, transfers, and delivers to the Foundation _____ shares of its Common Stock, for consideration of $.01 per share, or total consideration of $_____, subject to the following conditions:

        1. The Foundation shall use the donation solely for charitable purposes as provided by Section 503(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), including, but not limited to, community development, in the communities in which the Company and its affiliates operate in accordance with the provisions of the Foundation's Certificate of Incorporation;

        2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value (measured as of the first business day of each year), of the assets held by the Foundation or such amount as may be necessary to maintain the Foundation's designation as a tax-exempt organization under Section 501(c)(3) of the Code, except that this restriction shall not prohibit the Board of Directors of the Foundation from selling a greater amount of Common Stock in any one year if the Board of Directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the Foundation would result in the long-term reduction in the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; and

        3. The Common Stock contributed to the Foundation by the Company shall, for so long as such shares are held by the Foundation, be considered by the Company to be voted in the same ratio as all other shares of Common Stock of the Company which are voted on each and every proposal considered by stockholders of the Company, provided, however, that if this Condition No. 3 is waived by the Federal Deposit Insurance Corporation pursuant to Federal Deposit Insurance Corporation Order No. ____, dated ________, 1997 (a copy of which is attached hereto), then this Condition No. 3 shall become void and of no effect.

Dated:____________, 1997                Independence Community Bank Corp.

                                        By:
                                               ----------------------------
                                               Charles J. Hamm
                                               Chairman of the Board, President
                                                 and Chief Executive Officer